
Bionomics
Limited

15 May 2003

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549


03022754


SEC MAIL PROCESSING
RECEIVED
MAY 23 2003
WASH, D.C. 187 SECTION

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

PROCESSED
JUN 24 2003
THOMSON
FINANCIAL

DW 6/19

82-34682


Bionomics
Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
15 May 2003

BIONOMICS PRESENTS AT BIO EXPO JAPAN 2003

Bionomics (ASX:BNO, US OTC:BMICY) announced today that the Company's CEO and Managing Director, Dr Deborah Rathjen, will present Bionomics' discovery platforms and partnering opportunities at the BIO Expo Japan 2003 Conference in Tokyo on Thursday, 15th May 2003.

About BIO Expo Japan

BIO Partnering Forum Japan is part of the International BIO Expo Japan, a conference for biotechnology in the fields of drug discovery, food and the environment. BIO Partnering Forum Japan is designed for one-on-one meetings with targeted companies in specific areas of commercialization. Bionomics is a participant in BIO Partnering Forum Japan and Dr. Rathjen, Bionomics' CEO and Managing Director, will also give a Company presentation. The aim of both aspects of the conference is to attract partners, collaborators and licensees of Bionomics' ionX™ platform for the discovery and development of CNS drugs, and Bionomics' Angene™ platform for the discovery and development of anti-angiogenic and pro-angiogenic drugs.

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The Company has an American Depository Receipts (ADRs) program on the US OTC exchange via the Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in breast cancer, epilepsy and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions

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Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX™ discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders. The global CNS market is the second largest sector of the pharmaceuticals market, valued in 2001 at US$52 billion and projected to grow to US$77 billion by 2007.

For more information about Bionomics, visit www.bionomics.com.au

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FOR FURTHER INFORMATION PLEASE CONTACT:

MR FRANCIS PLACANICA
VP, BUSINESS DEVELOPMENT
BIONOMICS LIMITED
Ph: +61 8 8354 6104

82-34682


Bionomics Limited
Deborah Rathjen
CEO and Managing Director
Bio Expo Japan 2003
15 May 2003
Bionomics Limited


Bionomics Limited
• Biotechnology R&D company based in Adelaide, Australia
• IPO December 1999 (ASX:BNO)
• ADR Program launched in US (BMICY) September 2002
Bionomics Limited

82-34682

Bionomics Mission

- Exploit our proprietary genomics-driven discovery platforms to discover and develop innovative medical products.
- Focus on diseases in need of new medical treatments with large commercial markets:
  - CNS disorders
  - Cancer

Bionomics  Limited

Business Strategy

- Establish powerful target and drug discovery platforms:
  - ionX™ - CNS disorders
  - Angene™ – angiogenesis related diseases
- Use these platforms to:
  - Identify genes associated with epilepsy, other CNS disorders and angiogenesis
  - Validate genes as drug targets or diagnostic/prognostic disease markers
  - Develop therapeutic and diagnostic products through partnerships/collaborations
  - Undertake internal drug discovery

Bionomics  Limited

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Board of Directors

Mr. Fraser Ainsworth	Chairman Managing Director, Potential Energy. Former Managing Director of SAGASCO Holdings Ltd.
Dr. Deborah Rathjen	CEO and Managing Director Former Peptech Limited, Member Australian Govt ABAC and IR&D Board, Member Prime Minister's SEI Council.
Dr. Christopher Henney	Chairman Dendreon Inc, Founder Immunex, ICOS Corporation.
Dr. George Morstyn	Advisor to Amgen Inc, Former Vice President of Development and Chief Medical Officer, Amgen.
Mr. Peter Maddern	Managing Director, Palmerston Projects Pty Ltd.

Bionomics Limited


Scientific Advisory Board
Dr. Errol De Souza
CEO Archemix Corporation.
Prof. Samuel Berkovic
Director, Epilepsy Research Institute, University of Melbourne.
Prof. Grant Sutherland
Director, Department of Cytogenetics and Molecular Genetics, WCH, Adelaide.
Prof. Mathew Vadas
Inaugural Director, Hanson Centre For Cancer Research.
Dr. Axel Ullrich
Director Dept. Molecular Biology Max Planck Institute, Germany.
Dr. Erkki Ruoslahti
Distinguished Professor, Burnham Institute, La Jolla.
Prof. Ashley Dunn
Deputy Director, Ludwig Institute for Cancer Research, Melbourne.
Bionomics
Limited

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ionX – Bionomics' CNS Discovery Platform
MRI
PET
SPECT
EEG
Behaviour
Epileptology
Pedigrees
Linkage
Positional Cloning
SSCP Screening
PATIENTS
GENETICS
NEW DRUGS
ANIMAL MODELS
CELLS
MRI
Patch Clamp
Wide field high speed imaging
EEG, Units, Field Potentials
Behaviour
DNA microarray analysis
Electrophysiology
Optophysiology
Bionomics Limited


ionX Platform Components
• Proprietary ion channel mutations:
– GABA-A receptor
– nicotinic acetylcholine receptor
– Sodium channels
– potassium channels
• Fully developed models:
– Cell lines for HTS
• Characterised with patch clamping
– Genetically modified mice for secondary screening
• Characterised with behaviour, EEG, and state of the art electrophysiology
Bionomics Limited

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ionX Platform Components
α1 β2 γ2
loxP
short
NEO
long arm 10 kb
R/R
Q/Q
Pia
Patch
Bionomics
Limited


ionX-driven GABA-A Drug Discovery
Bionomics program focussed on GABA-A receptor
Major inhibitory ion channel in the brain
Strongly implicated in epilepsy
Target for many current therapeutic drugs
Bionomics has strong proprietary position:
– Validated gene mutations ion GABA-A receptor subunits
– Mouse model of inherited human epilepsy incorporates GABA-A mutation
Benzodiazepine
Bionomics
Limited

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ionX-driven GABA-A Drug Discovery – Therapeutic Potential

- Epilepsy
- Anxiety
- Insomnia
- Depression
- Bipolar Disease
- Obsessive compulsive disorder
- Migraine
- Cognitive impairment
- Cerebral ischaemia
- Schizophrenia

Bionomics  Limited

ionX-driven GABA-A Drug Discovery – Commercial Potential

- Epilepsy market
  - Currently valued at over US$5.7bn in annual sales
  - Dominated by off-patent drugs
  - Existing drugs are ineffective for 30% patients
  - Strong opportunities for early stage development
- Other CNS indications
  - Leading indications (insomnia, migraine, depression, anxiety) valued at over US$17bn in annual sales

Bionomics  Limited

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ionX Partnership Opportunities

- Collaborative discovery and development of GABA-A drugs
- Access to Bionomics' epilepsy mouse models
- Licenses to Bionomics' validated ion channel gene discoveries for therapeutic product development

Bionomics  Limited

Angene – Bionomics' Angiogenesis Discovery Platform

- Angene has enabled Bionomics to discover over 140 novel angiogenesis genes to date
- Angiogenesis-related disorders:
  - Cancer
  - Inflammation
  - Cardiovascular disease
  - Opthalmology
- Global therapeutic market opportunities exceed US$48 billion with an 11% average annual growth rate

Bionomics  Limited

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Angene Platform Components

Target Identification	Target Validation *in vitro*	Target Validation *in vivo*	Drug Discovery
In vitro model of angiogenesis Macroarray and microarray analysis Interacting proteins and pathway elucidation *(collaboration with Hybrigen)* Over 200 novel angiogenesis genes to date	Medium throughput capillary tube formation assay Expression analysis in normal and disease tissues and cell lines	NeoVascMouse™ *in vivo* assay Tumor models for oncology targets	Therapeutic antibody co-development *(partnered with Genmab for 3 targets)* Assay design for screening Angene™ targets

Bionomics Limited

Angene Target Identification

- Unique *in vitro* assays representative of human angiogenesis:
  - Primary assay – development of capillary tubes over 24 hours which mimic capillary tubes seen *in vivo*
  - Scaled to medium throughput format in 96 well plates
- Combined with a DNA microarray approach to identify novel angiogenesis genes
- Identified and characterized over 200 novel angiogenesis genes to date
- Focus on targets for anti-angiogenic small molecule and antibody therapies for cancer and inflammation

Bionomics Limited

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Angene Target Validation
HUVE cell culture
+
Transfection/Infection
O/N
Photomicrography/
Quantification
Bionomics Limited


Angene Target Validation
• Medium throughput tube formation assay – 96 well format
• Fluorescent staining of endothelial cells
0 uM
10 uM
30 uM
Capillaries
Monolayer
Bionomics Limited

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NeoVascMouse *in vivo* Assay

- Assesses effect of compounds on neovascularization in synthetic sponge inserted into mice as matrix for neovascularization
- Compound administered by slow release from sponge or systemically
- Immunohistochemical quantification of neovascularization in frozen sections
- Quantifiable and Reproducible results

Bionomics Limited


NeoVascMouse in vivo Assay –
Reproducible Results
No treatment
Known small
molecule
inhibitor
Bionomics
Limited

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NeoVascMouse *in vivo* Assay – Quantifiable Results
% Capillary Formation
120
100
80
60
40
20
0
No treatment
Inhibition compound
Control compound
Bionomics Limited


Angene Partnering Opportunities
• Access to NeoVascMouse *in vivo* assay
• Licenses to validated targets for angiogenesis therapies
– Small molecule targets
– Antibody targets
• Collaborative drug discovery programs
Bionomics Limited

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Commercializing gene discoveries
to revolutionize medical treatments
Bionomics
Limited